Living Homeopathy International Ltd.

4/F, Union Park Centre

771-775 Nathan Road, Prince Edward

Kowloon, Hong Kong

August 24, 2026

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Living Homeopathy International Ltd. Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-1 File No. 333-287532

Dear Sir or Madam:

On May 23, 2025, Living Homeopathy International Ltd. (the "Company") filed a Registration Statement on Form F-1 (File No. 333-287532), as amended (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 477 under the Securities Act, the Company hereby applies for the withdrawal of the Registration Statement, together with all exhibits and amendments thereto, effective as of the date hereof or at the earliest practicable date hereafter, and requests that the Commission consent thereto. After careful consideration and in light of current market conditions, the Company has determined not to proceed with its proposed initial public offering and listing of its securities on the Nasdaq Stock Market at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been issued or sold pursuant to the Registration Statement or in connection with the offering contemplated thereby. The Company accordingly submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company understands that this application for withdrawal will be deemed granted as of the date it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that the application will not be granted.

The Company acknowledges that no fees paid to the Commission in connection with the filing of the Registration Statement will be refunded. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all such fees be credited to the Company's account for offset against the filing fee for any future registration statement.

Accordingly, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement.

Should you have additional questions regarding the information contained herein, please contact our Chief Financial Officer Jeffrey Lo at jeffreylo@living-homeopathy.com.

Sincerely,

/s/ Cheuk Fei Jeffrey Lo
Cheuk Fei Jeffrey Lo
Chief Financial Officer